August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (617) 536-4562

Edward H. Linde
President and Chief Executive Officer
Boston Properties Inc.
111 Huntington Ave., Suite 300
Boston, MA 02199-7610

> **Re:** **Boston Properties Inc.**
> **Definitive 14A**
> **Filed April 6, 2007**
> **File No. 1-13087**

Dear Mr. Linde:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Corporate Governance Principles and Board Matters, page 3
Director Independence, page 4

1. Provide the disclosure required by Item 407(a)(3) of Regulation S-K. For each
    director and nominee for director that is identified as independent, describe, by
    specific category or type, any transactions, relationships or arrangements not
    disclosed pursuant to Item 404(a) that were <u>considered</u> by the board of directors
    under the applicable independence definitions in determining that the director is
    independent. Currently you only state that the independent directors did not have
    any relationships other than those that are not deemed material.

Compensation Discussion and Analysis, page 20
Setting Executive Compensation, page 21

2. You refer on page 21 to the extensive review performed by SMG and the
    conclusion of the Compensation Committee that total compensation payable to
    the company's executives significantly lagged behind its peers. Please clarify
    when this determination was made and the factors that were analyzed to reach this
    conclusion. For example, you state on page 22 that Mr. D. Linde's total
    compensation was slightly above the high end of the target range level relative to
    peers for 2006. We also note the value realized on the exercise of options in
    2006, as shown in the table on page 33.

Compensation Elements, page 22

3. Provide a more detailed discussion as to how the company determines the amount
    (and where applicable, the formula) for each element of compensation. See Item
    402(b)(1)(v) of Regulation S-K. For example, it is unclear how the specific base
    salary was determined. In addition, while you state the specific quantitative goals
    for the annual cash incentives, you also refer to "subjective performance goals"
    that are not discussed. Lastly, the discussion of the long term equity incentives
    does not provide a clear understanding of how these awards are determined.

4. Analyze in greater detail the policies and decisions for allocating between long-
    term and currently paid out compensation, between cash and non-cash
    compensation, and between the various forms of non-cash compensation. See
    Item 402(b)(2)(i) and (ii) of Regulation S-K.

5. It appears that individual officer performance is an important factor in
    determining compensation and that part of your executive compensation
    philosophy is to "hold accountable all executive officers for their level of success
    in attaining specific performance goals that are set for them individually." Please
    disclose how the specific forms of compensation are structured and implemented
    to reflect each named executive officer's individual performance and/or

individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

6. We refer you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the differences in the types and amounts of compensation awarded to such executives. For example, Messrs. Zuckerman and Linde received the highest base salary of $600,000, which was approximately $110,000 above that of the next highest base salary paid, and the highest bonus of $1,916,177, which was approximately $1 million above that of the next highest bonus. Similarly, the value of the restricted stock/LTIP unit awards granted in 2006, as provided in the table on page 25, indicate that Messrs. Zuckerman and Linde received approximately $1.6 million more of awards than the next highest individual.

Annual Cash Incentives, page 23

7. Provide an analysis of the "other corporate performance goals" that applied to some of the named executive officers, naming the officers, and stating their actual performance.

LTIP Units, page 26

8. You state that "at the time of award, LTIP units do not have full economic parity with common units, but can achieve such parity over time upon the occurrence of specified events." Please clarify these events.

Summary Compensation Table, page 30

9. You refer on page 32 to a special dividend on your common stock. This special dividend does not appear to be included in the all other compensation column to the table. Please provide an analysis as to why the dividend was not included in the table.

Certain Relationships and Related Person Transactions, page 57

10. Clarify whether the policies and procedures for the review, approval or ratification of transactions with related parties are in writing, and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel